FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.

N/A

This Form 6-K consists of:

A press release regarding the second quarter 2011 results of JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on August 18, 2011.

JA Solar Announces Second Quarter 2011 Results

SHANGHAI, August 18, 2011 -- JA Solar Holdings Co., Ltd. (Nasdaq:JASO) ("JA Solar" or the "Company"), one of the world's largest manufacturers of high-performance solar cells and solar power products, today announced its financial results for its second quarter ended June 30, 2011.

Second Quarter 2011 Highlights

●	Second quarter shipments of 401MW, an increase of 28.9% year-over-year and a decrease of 11.1% sequentially

●	Second quarter revenue of $413.0million, an increase of 12.1% year-over-year and a decrease of 26.7% sequentially

●	Gross margin of negative 2.7%, compared to17.3% in the first quarter of 2011

●	Operating loss of $31.3 million and operating margin of negative 7.6%

●	Second quarter net loss of $35.4 million and diluted loss per share of $0.22

●	Strong balance sheet with a cash balance of $616.9 million and working capital of $872.4million

Dr. Peng Fang, CEO of JA Solar, commented, “Our second quarter results reflect the market disruption that resulted from generally lower than anticipated installation levels in Germany and recent policy changes in Italy. Despite that challenging environment in the European market, demand for our high-efficiency, low-cost products remained healthy and ensured that we met our shipment goals. However, our gross margin and bottom line have been impacted by worse than anticipated market conditions and inventory provisions.”

Dr. Fang continued, “In recent weeks, we have seen signs of market recovery with both orders and volume shipments increasing across our diverse customer base. Our strategic partners and key customers continue to value JA Solar’s unyielding focus on technology leadership, innovation, quality, and customer service. We are particularly pleased to see growing demand for JA Solar’s high-efficiency products, which underscores the success of our ongoing efforts to improve solar cell conversion efficiencies. With this healthy demand from our customers, we expect shipment volumes to increase in the second half of this year compared to the first half. We are also encouraged by a reduction in key raw material costs, as we continue to make  progress on achieving our cost reduction targets. We have strong liquidity, with a cash balance in excess of $600 million, and we are confident JA Solar is well positioned to take advantage of growth opportunities as the solar market recovers."

Second Quarter 2011 Financial Results

Total shipments in the second quarter of 2011 were 401MW, compared with shipments of 451MWin the first quarter of 2011, representing a sequential decrease of 11.1%. Compared with the same period last year, shipments grew 28.9% from 311MW.

Revenue in the second quarter of 2011 was RMB 2.7billion ($413.0 million), a decrease of 26.7% compared to RMB 3.6 billion ($563.7 million) in the first quarter of 2011 and an increase of 12.1% from RMB 2.4 billion ($368.3 million) reported in the second quarter of 2010.

Gross loss in the second quarter of 2011 was RMB 72.0million ($11.1 million), compared with gross profit of RMB 630.3million ($97.5 million) in the first quarter of 2011 and gross profit of RMB 551.2 million ($85.3million) in the second quarter of 2010. Gross margin was negative 2.7% in the second quarter of 2011, compared with 17.3% in the first quarter of 2011 and 23.2% in the second quarter of 2010.Included in the cost of sales was an inventory provision of RMB 179.0 million recorded in the second quarter. The provision was recorded to write down inventory costs in order to reflect a decline in the average selling price. The provision had a negative impact on gross margin of 6.7%.

Total operating expenses in the second quarter of 2011 were RMB 130.0 million ($20.1million), compared with RMB 85.0million ($13.1million) in the first quarter of 2011 and RMB 188.3 million ($29.1million) in the second quarter of 2010. Total operating expenses represented 4.9% of net revenue in the second quarter of 2011, compared with 2.3% in the first quarter of 2011 and 7.9% in the second quarter of 2010. Included in the operating expenses for the first quarter of 2011 was a reversal of provision for prepayments of RMB 28.2 million ($4.4 million). Excluding this transaction, total operating expenses for the first quarter would be RMB113.2 million ($17.5 million) or 3.1% of net revenue.

Operating loss in the second quarter of 2011 was RMB 202.0 million ($31.3 million), compared with operating income of RMB 545.4 million ($84.4 million) in the first quarter of 2011 and operating income of RMB363.0 million ($56.2million) in the second quarter of 2010.

Loss per diluted ADS in the second quarter of 2011 was RMB 1.39($0.22), compared with earnings per diluted ADS of RMB 2.68 ($0.41) in the first quarter of 2011 and earnings per diluted ADS of RMB 1.20 ($0.19) in the second quarter of 2010.

Liquidity

The Company maintained a strong balance sheet with cash and cash equivalents of RMB 4.0 billion ($616.9million), and total working capital of RMB 5.6 billion ($872.4million) at June 30, 2011. Total long term borrowings were RMB 4.1billion

($632.9 million) and the face value of outstanding convertible bonds due 2013 was RMB 1.5billion ($228.2 million) at June 30, 2011.

Outlook

Solar cell and module shipments in the third quarter are expected to be in the range of approximately 450MW to 470MW. The Company’s current estimate for total cell and module shipments for full year 2011 is expected to be approximately 1.8GW. This compares to the company’s previous guidance of 2.2GW.

Investor Conference Call / Webcast Details

A conference call has been scheduled for today, Thursday August 18, 2011, at 8:00 a.m. US Eastern Time.

The call may be accessed by dialing 1.800.901.5213 (U.S.) or 1.617.786.2962 (international). The passcode is JA SOLAR. A live webcast of the conference call will be available on the Company's website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 64688675.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2011, which was RMB 6.4635to USD $1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate June 30, 2011, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The Company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

In China

Martin Reidy
Brunswick Group
Tel: +86-10-5960-8600
E-mail:jasolar@brunswickgroup.com

In the U.S.

Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
E-mail:jasolar@brunswickgroup.com

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For three months ended
	Jun. 30, 2010	Mar. 31, 2011	Jun. 30, 2011	Jun. 30, 2011
	RMB'000	RMB'000	RMB'000	USD'000

Net revenues	2,380,701	3,643,363	2,669,111	412,951
Cost of sales	(1,829,464)	(3,013,024)	(2,741,141)	(424,095)
Gross profit/(loss)	551,237	630,339	(72,030)	(11,144)
Selling, general and administrative expenses	(169,236)	(73,046)	(114,083)	(17,650)
Research and development expenses	(19,023)	(11,936)	(15,875)	(2,456)
Total operating expenses	(188,259)	(84,982)	(129,958)	(20,106)
Income/(loss) from operations	362,978	545,357	(201,988)	(31,250)
Interest expense	(50,906)	(63,444)	(77,225)	(11,948)
Other (loss)/income	(66,053)	54,386	29,648	4,587
Income/(loss) before income taxes	246,019	536,299	(249,565)	(38,611)
Income tax (expenses)/benefit	(45,870)	(73,872)	20,675	3,198
Net income/(loss) from continuing operations	200,149	462,427	(228,890)	(35,413)
Net income/(loss) from discontinued operations	(3,928)	7,753	0	0
Net income/(loss)	196,221	470,180	(228,890)	(35,413)

Net income/(loss) per share:
Basic	1.21	2.87	(1.39)	(0.22)
Diluted	1.20	2.68	(1.39)	(0.22)

Weighted average number of shares outstanding:
Basic	162,669,530	163,669,777	164,453,244	164,453,244
Diluted	163,140,381	172,190,352	164,453,244	164,453,244

JA Solar Holdings Co., Ltd.
Condensed Consolidated Statements of Operations
(Unaudited)
	For six months ended
	Jun. 30, 2010	Jun. 30, 2011	Jun. 30, 2011
	RMB'000	RMB'000	USD'000

Net revenues	4,285,794	6,312,475	976,634
Cost of sales	(3,295,796)	(5,754,165)	(890,255)
Gross profit	989,998	558,310	86,379
Selling, general and administrative expenses	(245,666)	(187,130)	(28,952)
Research and development expenses	(26,840)	(27,811)	(4,303)
Total operating expenses	(272,506)	(214,941)	(33,255)
Income from operations	717,492	343,369	53,124
Interest expense	(99,955)	(140,669)	(21,764)
Other (loss)/income	(66,561)	84,034	13,001
Income before income taxes	550,976	286,734	44,361
Income tax expenses	(89,080)	(53,197)	(8,230)
Net income from continuing operations	461,896	233,537	36,131
Net income/(loss) from discontinued operations	(3,567)	7,753	1,200
Net income	458,329	241,290	37,331

Net income per share:
Basic	2.82	1.47	0.23
Diluted	2.81	1.35	0.21

Weighted average number of shares outstanding:
Basic	162,572,005	164,063,675	164,063,675
Diluted	163,009,818	172,341,341	172,341,341

JA Solar Holdings Co., Ltd.
Condensed Consolidated Balance Sheets
(Unaudited)

	Dec. 31,	Jun. 30,
	2010	2011	2011
	RMB'000	RMB'000	USD'000

ASSETS
Current assets:
Cash and cash equivalents	2,289,482	3,987,046	616,856
Restricted cash	112,593	149,627	23,150
Accounts receivable	945,633	1,030,568	159,444
Inventories	1,349,329	1,621,655	250,894
Advances to suppliers	605,630	498,299	77,094
Other current assets	1,115,561	911,999	141,100
Total current assets	6,418,228	8,199,194	1,268,538
Property and equipment, net	3,170,721	4,292,721	664,148
Advances to suppliers	1,653,177	1,992,314	308,241
Long-term investment	-	93,001	14,389
Deferred issuance cost	110,868	91,177	14,107
Other long term assets	266,388	301,183	46,596
Total assets	11,619,382	14,969,590	2,316,019
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	-	45,774	7,082
Accounts payable	1,036,416	1,372,376	212,327
Advances from customers	484,458	426,694	66,016
Long term liabilities due in one year	-	280,000	43,320
Accrued and other liabilities	522,769	435,288	67,346
Total current liabilities	2,043,643	2,560,132	396,091
Convertible Bond	1,230,175	1,252,900	193,842
Long-term borrowings	1,520,000	4,090,725	632,896
Other long term liabilities	145,409	101,649	15,727
Total liabilities	4,939,227	8,005,406	1,238,556
Commitment and Contingencies
Shareholders’ equity	6,680,155	6,964,184	1,077,463
Total liabilities and shareholders’ equity	11,619,382	14,969,590	2,316,019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Peng Fang
	Name:	Peng Fang
	Title:	Chief Executive Officer

Date: August 19, 2011